EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
HMS Holdings Corp.:
We consent to the incorporation by reference in the registration statements (Nos. 333-149836, 333-108436, 333-108445, 33-95326-99 and 333-139025) on Form S-8 and in the registration statement (No. 333-138875) on Form S-3 of HMS Holdings Corp. of our reports dated March 10, 2009, with respect to the consolidated balance sheets of HMS Holdings Corp. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of HMS Holdings Corp.

/s/ KPMG LLP

New York, New York
March 10, 2009